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                           March 18, 2021

       Michael A. Kraft
       Chief Executive Officer and Principal Executive Officer
       The Coretec Group, Inc.
       333 Jackson Plaza, Suite 1200
       Ann Arbor, MI 48103

                                                        Re: The Coretec Group,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 15,
2021
                                                            File No. 333-254256

       Dear Mr. Kraft:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eiko
Yaoita Pyles at 202-551-3587 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing